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                                  EXHIBIT 99.8


                   AMENDMENT NO. 3 TO 3TEC ENERGY CORPORATION
                AMENDED AND RESTATED 1995 STOCK OPTION PLAN AND
                         STOCK APPRECIATION RIGHTS PLAN

  Section 2(j) of the 3TEC Energy Corporation Amended and Restated 1995 Stock Option Plan and Stock Appreciation Rights Plan is hereby deleted in its entirety and replaced with the following:

  "(j) "Fair Market Value" shall mean the closing price of the Stock (i) reported by the National Market System or NASDAQ on that date or (ii) if the Stock is listed on a national stock exchange, reported on the stock exchange composite tape on that date; or, in either case, if no prices are reported on that date, on the last preceding date on which such prices of the Stock are so reported.

In the event the Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its fair market value shall be made by the Committee in such manner as it deems appropriate."

  This Amendment was approved by the Board of Directors of 3TEC Energy Corporation and is effective this 1st day of June, 2000.



                            3TEC ENERGY CORPORATION


                            By:/s/ Floyd C. Wilson
                               -----------------------------
                            Name:  Floyd C. Wilson
                            Title: Chief Executive Officer and Chairman of the
                                   Board